UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism a copy of its Annual Report and Accounts for the year ended 31 December 2016.

The document is available on Pearson's website at https://www.pearson.com/ar2016.html

The document will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

The Company also confirms that it will hold its annual general meeting on 5 May 2017. The formal notice to shareholders will be issued on 29 March 2017.

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2016 (the "2016 Annual Report and Accounts").

The information below, which is extracted from the 2016 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 24 February 2017, which is available on the Company's website at:

https://www.pearson.com/news/media/news-announcements/2017/02/pearson-2016-results.html

Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2016 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2016 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the directors, whose names and functions are listed on p60-61 confirms that, to the best of their knowledge:

●
The Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group
●
The strategic report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

This responsibility statement has been approved by the board on 14 March 2017 and signed on its behalf by:

Coram Williams
Chief financial officer"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive (see page 8). It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2016. Key management personnel compensation is disclosed below:

All figures in £millions	2016	2015
Short-term employee benefits	6	7
Retirement benefits	1	1
Share-based payment costs	1	1
Total	8	9

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

"The board of directors confirms that is has undertaken a robust assessment throughout 2016 of the principal risks facing the company, in accordance with provision C.2.1 of the 2014 UK Corporate Governance Code.

Our principal risks (as of 31 December 2016)

Listed in the table below are the most significant risks that may affect Pearson's future. A longer list of company-wide key risks, plus emerging risks, was monitored and reviewed throughout the year. The most material risks are those which have a higher probability and significant impact on strategy, reputation or operations, or a financial impact greater than £50m, and are identified as principal risks.

The following principal risks also relate to the material issues considered in the 2015 sustainability report: products and services, testing failure, political and regulatory risk, data privacy, information security, customer digital experience, and safety and corporate security. You can read more about sustainability, including a comparison table of sustainability material issues and principal, company-wide and other business risks on p22.

The risk acquisitions, divestments and joint ventures is no longer a principal risk: just as in 2016, acquisitions are a lower priority in 2017 and not likely to be material. There may be some separation or execution risk with certain divestments, but we do not expect such risk to be material. In 2016, we completed the separation of the FT and we undertook corporate transactions to de-risk the business, which in some cases resulted in exiting countries with greater compliance risk. We expect a similar approach in 2017, looking at ways to reduce our exposure to non-core businesses. We have announced our intention to issue an exit notice to
Bertelsmann regarding the 47% associate interest in PRH with a view to selling the stake or recapitalising the business and extracting a dividend."

Risk	2016 activities and 2017 plans
STRATEGY AND CHANGE
Business transformation and change:
The pace and scope of our
business transformation initiatives increase our execution risk that benefits may not be fully realised, costs may increase, or that our business-as-usual activities may be impacted and do not perform in line with expectations.

2016 activities: As highlighted in the chairman's introduction on p4,2016 continued to be a year of transformation and change for Pearson, supported by the board. The restructure and associated cost savings programme announced at the start of the year was delivered in full in 2016. The first implementation of The Enabling Programme - a programme of work to deliver a single Pearson-wide solution to integrate our data, systems and processes across HR, finance, procurement and supply chain - went live in the UK.
Key to the success of our change programmes is the
quality of data (reported as a separate principal risk in 2015). The unavailability of timely, complete and accurate data limits informed decision-making and increases the risk of noncompliance with legal, regulatory and reporting requirements.

Controls

-     Project and change management best practices

-     Enhanced governance and reporting, including monthly updates on the most significant change initiatives to the Pearson executive, board and audit committee

-     Monthly assurance reporting on the programmes.

2017 plans: In 2017, business transformation and change
initiatives will be supporting our strategic goal to accelerate our digital transition in higher education, to manage the print decline, and to reshape our portfolio.

A key pillar in our strategy, as emphasised in the CEO's strategic overview on p7, is underpinning our content and assessment with our technology and services. We are speeding up work to simplify our global learning platform and enhancing our courseware service capabilities.

We will also continue with the next phase of The Enabling Programme to further progress the simplification of our business (the importance of which our chairman highlights on p4), reduce costs and improve our data capabilities. The focus will be on customer and product master data as core to all systems and businesses.

See CEO's strategic overview on p6-9.

Products and services:
Failure to accelerate our shift
to digital by developing and
delivering (to time and quality) market leading global products and services that will have the biggest impact on learners and drive growth; ensuring Pearson offers products to market at the right price and with a deal structure that remains competitive as well as supports our strategy.

2016 activities: This risk remains one of our highest as it is central to our growth strategy. The end of 2016 saw unprecedented declines in our US higher education courseware business (as described in full in the Performance section on p38) which we failed to adequately anticipate and build into our forecasts.

Significant activity took place in 2016 to mitigate this risk and support the growth of Pearson. We have combined our lines of business for courseware into a single product organisation, as well as rationalised and integrated our product development capabilities to focus on learning and user experience design, and more adaptive, personalised learning in next generation courseware and online services.

In 2016, we completed initial portfolio reviews on global school, US higher education courseware and higher education managed services, capturing opportunities for shifts in focus and better differentiation.

The Global Product Lifecycle continues to be embedded across Pearson to enable visibility and transparency into our product investment decisions using the Global Product Lifecycle stages and gates, data-driven decision-making and incremental funding principles.

Controls

-     Separate school, higher education and English product teams brought together into one global product organisation

-     Product Development Lifecycle

-     Product and portfolio councils launched

-     Product portfolio management approach and benefits articulated.

2017 plans: Turning this risk into an opportunity - successfully accelerating our shift to digital as well as investing in and delivering the right products and services - is key to successful business performance in 2017.

In the CEO's strategic overview on pages 6-9, we have laid out our strategy in more detail.

Key elements that relate to the products and services risk are:

Accelerating work to simplify our product learning platform and enhancing our courseware service capabilities with £50m of additional investment, which will remove barriers to faster product innovation, accelerate our product roadmap by two years and drive faster adoption of institution-wide digital direct access for Pearson courseware.

Increasing our participation in the courseware rental market, by:

a. Reducing eBook rental prices by up to 50% across
2,000 titles - making digital rental the best option for
price-conscious students,

b. Launching our own print rental programme, piloting with an initial group of 50 titles made available through Pearson's approved rental partners, and ensuring Pearson is paid more often for the usage of our courseware. If successful, we will scale this programme rapidly.

See Develop digital & services on p14.

Talent: Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.
2016 activities: The restructure and associated cost savings programme announced at the start of the year was delivered in full in 2016.

We have successfully recruited in-demand skill sets in support of our strategic goals to accelerate the shift to digital, including the appointment of global leaders to lead both the business and the transformation eff orts in North America.

Throughout the year, we have continued to promote
our internal talent filling 45% of our open roles with
internal staff.
Controls

-     Globally consistent performance, talent and succession management approaches established

-     Annual global employee engagement survey conducted with follow-up action plans in place

-     Retention data is monitored on a monthly basis

-     Exit interviews are conducted and monitored globally to identify any trends and concerns

-     Learning programmes now offered on a single platform with access to new content for all staff.

2017 plans: Over 60% of our staff completed the engagement survey. The results of the survey have been shared with all line managers and action planning will take place at the start of 2017. Each member of the Pearson executive will work in partnership with human resources and corporate affairs to build business-level action plans.

See p23 in Sustainability for more on the engagement survey.

Oversight of succession plans and development planning has been improved with rigorous quarterly talent reviews implemented for 2017.

Further learning programmes will be launched within our Pearson U learning platform with a strong emphasis on leadership and technology.

Political and regulatory risk: Changes in policy and/or regulations have the potential to impact business models and/or decisions across all markets.
2016 activities: Work was undertaken in 2016 to ensure that we can more proactively identify and mitigate political/ regulatory risk that had the potential to impact Pearson globally; bringing greater co-ordination, clarity and consistency to our work; building political and institutional relations, and increasing our ability to receive and respond to external intelligence.

In June 2016, a UK referendum voted in favour of leaving the EU. A risk assessment of impacts arising from this was carried out and continues on an ongoing basis. There has been no significant downside for Pearson identified so far following the result of the referendum. The main risk arising at this stage for Pearson is the resulting overall uncertainty.

2017 plans: Following the inauguration of a new President of the US, in 2017 Pearson will continue to implement its state strategy which will ensure engagement with new office holders. We will build on the groundwork already done in Washington, DC and state capitals throughout the US to position Pearson as a leader in the education space and to establish the company as a key partner for Governors and state legislators as they pursue their economic agendas. This work will focus on Congress, the Administration, and in priority state capitals.

In the UK, 2017 is a year of major qualification and accountability changes. Our focus is on working with government, regulator and other stakeholders to demonstrate the professionalism and solidity of the system. We have increased engagement with Department for Education officials ahead of major periods of change (key moments include summer Key Stage 2, GCSE and A Level 2017 results).

We will continue to assess the potential impacts of the UK's decision to leave the EU as the model that will replace our membership becomes clearer.

OPERATIONAL
Testing failure:
Failure to deliver tests and
assessments and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

2016 activities: Pearson is an education content, assessment and related services company and, as such, managing this risk remains a priority. In the UK, the summer exam series was delivered more smoothly than the previous year as a result of mitigating actions taken. Action plans were put in place for US schools assessment, for example to mitigate against future outages and disruption.

Controls

We seek to minimise the risk of a breakdown in our student marking systems with the use of:

-     Robust quality assurance procedures and controls

-     Oversight of contract performance

-     Investment in technology, project management and skills development of our people, including software security controls, system monitoring, pre-deployment testing, change controls and the use of root cause analysis procedures to learn from incidents and prevent recurrence.

2017 plans: Investigation is under way to mitigate risks around compatibility and responsiveness of our assessment tools by using cloud and web services.

The migration and retirement of legacy systems in use will continue.

Plans are being developed to upgrade Pearson's bespoke online marking system - ePEN in the UK in 2017 and to continue with mitigating actions put in place in the 2016 summer series in the meantime.

Safety and Corporate security: Risk to safety and security due to increasing local and global threats.
2016 activities: Good progress was made in 2016 towards achieving our three-year health and safety strategy. The implementation of health and safety standards continued, plus health and safety reviews have now been formally included in management review processes in our businesses.

During 2016, the travel security programme was reviewed and a revised process implemented to include improved traveller communications.

The Travel ASSIST app was also updated to allow access for the circa 44,000 associates, including assessors, examiners and validators, who will be able to see their itinerary, country information and alerts. The importance of continuing to develop and extend this was evidenced during the Hoboken train incident in September 2016, when 37 travellers in the area were successfully contacted via the travel management tool.

Controls

-     Up-to-date global health and safety policy in place

-     Management review processes are established with key leadership groups

-     Incident data collected globally every six months.

2017 plans: The ongoing focus of health and safety will be the implementation of the three-year strategy which in
2017 will include enhancing our incident reporting procedures and processes globally.

Travel security improvements will continue towards automation, smoother communications and feedback from travellers. Security risk assessments will take place to review physical security measures at key facilities, and a corporate security policy, strategy and guidelines will be delivered.

Safeguarding and protection: Failure to adequately protect children and learners, particularly in our direct delivery businesses.
2016 activities: We continue to take safeguarding as a fundamental obligation to our young learners and a high priority.

Safeguarding training was reviewed in 2016 and indicated good take-up and positive feedback regarding the content. Safer Schools materials have been developed in partnership with University College London (UCL), which will be rolled out to the relevant businesses, and development of a sexual harassment policy for our further education businesses commenced.

Controls

-     Safeguarding committee established

-     Metrics regarding safeguarding reports and training collected

-     Safeguarding policy and training.

2017 plans: We will continue to develop and question our
practices around safeguarding in 2017, including developing external validation for our safeguarding strategy. The Safer Schools materials will be implemented in relevant businesses, as will the new sexual harassment policy.

Customer digital experience:
Challenges with reliability and availability of customer facing systems could result in incidents of poor customer digital experience and impact our customer service responsiveness.

2016 activities: Managing this risk is critical to achieving our strategic goal of accelerating our shift to digital products and services, and crucially, becoming a trusted partner. We will only succeed if robust platforms and responsive customer support service underpin our content, assessment and services.

The risk increased in 2016 due to the fact that, despite a comparably good customer back-to-school in 2016, there were issues in the area of our subscription management system (SMS) which negatively impacted our North American customers 'ability to easily access our systems. The initial issues have been addressed.

Controls

-     Real-time monitoring of systems (for service disruptions) and reporting of operational performance used to identify issues

-     Project management disciplines in place to ensure enhancements and new products meet required standards.

2017 plans: Further investment is being made in 2017 in our
global learning platform with products being developed on it for testing. Read more on this in 'our strategy in action' section on p14-15.

Mitigations are being put in place to prevent a reoccurrence of the 2016 back-to-school issues for customers, which are described further in the Develop digital and services section on p15.

Continued focus on customer service quality and responsiveness with specialised service for specific customer groups. We continue to invest in training agents to ensure that they are ready to handle the broad range of issues faced by learners and educators. We have also improved escalation processes so that we can be more responsive to complex issues that require engagement from product engineering teams.

Business continuity:
Failure to have plans in place or plans are not properly executed. Crisis management and technology disaster recovery (DR) plans may not be comprehensive across the whole enterprise.

2016 activities: A revised business resilience policy and supporting guidance was developed in 2016, identifying our exposure and risk as they relate to key products, sites, services and supply chain. A common crisis management framework was implemented, with training and scenario sessions running during 2016.

Pearson won an external award for Business Continuity/Resilience Team of the Year, in recognition of the ongoing eff orts and shifting focus from traditional business continuity towards resilience management.

Technology incidents are dealt with reactively and proactive closure of known DR gaps is prioritised based upon the importance of products and systems. Data centres are being consolidated, including greater use of cloud solutions. A schedule is in place for testing the DR of data centres.

Controls

-     Business resilience governance group has been established, meeting quarterly, with senior leaders from across the business

-     Key enterprise systems developed during 2016 (the Enabling Programme, oneCRM, and Identity and Access Management) have all been delivered with 'high availability' requirements to provide resilience

-     Product Lifecycle includes an explicit checkpoint to ensure appropriate resilience is built into new products.

2017 plans: Key Pearson locations identified that will be the priority for 2017 to ensure business resilience plans are in place and tested.

Crisis management training will continue across 2017.

Work continues to address any gaps in the DR arrangements for legacy systems where appropriate. Further data centre consolidation and migration to cloud services..

FINANCIAL
Tax:
Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, US tax reform or domestic government initiatives, potentially in response to the ongoing EU anti tax abuse activities, results in a higher
effective tax rate, double
taxation and/or negative reputational impact.

2016 activities: This risk has slightly increased during 2016 due to pending legislative changes, and the definition of the risk was reworded to take into account the external focus on transparency, linked to greater scrutiny and the potential for reputational damage. Plans are being put in place to manage the implementation of these legislative changes.

Controls

-     Our tax strategy reflects our business strategy and the locations and financing needs of our operations. In common with many companies, we seek to manage our tax affairs to protect value for our shareholders, in line with our broader fiduciary duties. We are committed to complying with all statutory obligations, to undertake full disclosure to tax authorities and to follow agreed policies and procedures with regard to tax planning and strategy

-     Oversight of tax strategy is within the remit of the audit committee, which receives a report on this topic at least once a year. All of the audit committee members are independent non-executive directors. The chief financial officer is responsible for tax strategy; the conduct of our tax affairs and the management of tax risk are delegated to a global team of tax professionals. See p133 for details of tax accounting policy.

-     Media and public scrutiny on tax issues continues to be actively monitored by group tax and corporate affairs.

2017 plans: Continued close monitoring with advisers on
proposed and potential legislation changes and possible impacts.

Potential impact of the UK's decision to leave the EU, and the inauguration of a new President in the US are being closely monitored. There could be significant changes to the US and UK tax regimes including VAT and withholding tax. It is too early to know what these changes will be, or any impact they may have.

Media and public scrutiny on tax issues will continue to be actively monitored by group tax and corporate affairs.

Treasury : Failure to manage treasury financial risk (e.g. FX, interest rate, counterparty and operational risk).
2016 activities: Treasury slightly increased in 2016 and remains a major risk as Pearson has net debt of £1.1bn which periodically needs refinancing, and faces the possibility of the loss of cash balances in the event of a bank failure. Pearson also faces the possibility of losses due to changes in FX or interest rates adversely affecting the organisation.

However, the probability of a major issue is relatively low due to the spread of debt maturities, the cautious approach to counterparty credit risk and the strong liquidity position. Pearson finished the year with over £1bn of cash and sufficient access to funds to be able to repay its $850 million in maturities in 2018 with the additional possibility of funds from the PRH disposal or recapitalisation.

The potential impacts of the UK's exit from the EU, such as market and FX volatility, were closely monitored throughout 2016 (which will continue in 2017).

2017 plans: During January 2017, the Group's credit ratings with Moody's and Standard and Poors were modified from Baa2/BBB (stable) to Baa2/BBB (negative outlook). This is not expected to restrict short-term capital market access if this was required.

In 2017, we will continue to operate in line with our treasury policy. More on this can be found in note 19, starting on p160.

LEGAL AND COMPLIANCE
Data privacy and information security:
Risk of a data privacy incident or other failure to comply with data privacy regulations and standards; and/or a weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage and financial loss.

2016 activities: Risk concerning cyber security and data privacy remains high due to complex external factors, including increasingly sophisticated attack strategies, as well as Pearson's ongoing transition to digital products, services and cloud adoption.

There are also upcoming increased regulatory obligations under the new EU data privacy law, the General Data Protection Regulation (GDPR), which will apply from May 2018 and introduce more onerous privacy obligations and more stringent penalties for non-compliance. The data privacy and information security offices worked together in 2016 on the bulletproofing and critical product programme to ensure that appropriate security and privacy controls are built in.

Data privacy

Actively worked to mitigate the risk through continued eff orts on our privacy programme, in particular the roll-out of global policies and training, deploying new vendor and programme privacy impact assessment processes, and developing specialist privacy toolkits to help employees better manage privacy risks.

Controls

-     Established data privacy office

-     Data privacy policy and annual training

-     Monitoring by the Data Privacy Council

-     Privacy impact assessments in place.

Information security

The information security programme continued in 2016 to close gaps where risk has been identified, such as undertaking security impact assessments and putting in place remediation plans. Work continued towards global PCI compliance to avoid potential for severe fines and potential loss of contract revenue.

Controls

-     Established information security office

-     Up-to-date security policies and awareness training
            in place

-     Ongoing monitoring for potential malicious attacks on our infrastructure and systems

-     Ongoing firewall management activities

-     Automated security exception management

-     Vendor contract reviewed and approved for appropriate security controls.

2017 plans: The data privacy and information security
improvement programmes that commenced in 2015
will continue throughout 2017 and will implement
critical processes to drive best practices.

The joint activity on bulletproofing and critical products programme will continue, for example ensuring that the new global learning platform is 'secure by design'.

The data privacy programme will progress changes required to comply with the GDPR ready for it to take effect in May 2018. As Pearson operates across several EU Member States, Pearson will still need to comply with GDPR even when the UK leaves the European Union. The data privacy office will continue to monitor plans for the UK's departure from the EU and, if necessary, will adapt its privacy
programme to take into account any new UK-specific privacy developments.

Intellectual property including rights, permissions and royalties:
Failure or lack of practical ability to adequately manage, procure register, monitor, protect and/or properly license our intellectual property rights (including patents, trademarks and general copyright) in our brands, content and technology may prevent us from enforcing our rights against competitors' to protect our market share.

Failure to obtain permissions,
or to comply with the terms of
permissions, for copyrighted or otherwise protected materials such as photos resulting in potential litigation; risk of authors alleging improper calculations or payments of royalties.

2016 activities: In 2016, we rolled out the new Pearson brand with its protection greatly improved by expanding word mark protection to 80 new countries and filing for logo in 150 countries. A global brand database was also fully implemented to support this. The patent governance programme was revamped in 2016 and a stronger framework to protect intellectual property (IP) was established.

Work began in 2016 to evaluate new royalty and business practices. We also began to implement a global three-tier strategy guiding third-party assets (e.g. images, text, rich media) rights acquisition as well as a more stringent rights review and reclearance process.

Controls

-     Policies in place to manage and protect our intellectual property

-     Cooperation with trade associations

-     Monitoring of technology and legal advances

-     Patent programme in place.

2017 plans: We will continue to streamline our portfolios;
procure and register expanded rights in our high-value IP globally, including aggressively expanding our patent portfolio; monitor activities and regulations; and proactively enforce our rights, taking necessary legal action.

In 2017, we will start to implement the newly developed royalty and business practices. A new rights management system is being developed for roll-out in the UK, US and Canada during 2017 and 2018.

Anti-bribery and corruption (ABC): Failure to effectively manage risks associated with compliance to global and local ABC legislation.
2016 activities: Internal procedures and controls, including training, continue to improve, which should mitigate the impact as part of an 'adequate procedures' defence, in the event that an undetected ABC matter arises.

The audit committee reviewed the results of a self-assessment of the ABC programme, supplemented by internal audit and external independent review (see p72). Overall, this indicated an effective framework to be in place.

Pearson's ABC infrastructure includes a network of local compliance officers based in country, being mainly members of the legal team. These officers have assumed responsibility for ABC compliance in their respective businesses, and function as the 'eyes and ears' of the organisation with the oversight of the central compliance and legal teams.

In addition to ongoing face-to-face training for higher risk groups, a compliance awareness campaign took place in December 2016 which included ABC, to coincide with UN International Anti-Corruption Day. ABC certification was rolled out across all higher risk markets in 2016.

Controls

-     Policy and guidance updated, although no change to Pearson's 'zero tolerance' principle

-     Code of Conduct certification and training in place, which includes a clear statement of ABC policy

-     Business Partner Code of Conduct, emphasising ABC compliance

-     Local Compliance Officer programme in place and proving successful.

2017 plans: Continue risk assessments in 2017 to ensure that the ABC programme continues to reflect local market and business model risks.

Further develop and deploy risk-based third-party due diligence and monitoring.

Leverage The Enabling Programme's systems and processes to automate and embed improved preventive and detective controls relevant to ABC.

Competition law : Failure to comply with anti-trust and competition legislation could result in costly legal proceedings and/or adversely impact our reputation.
2016 activities: A policy, general training plus supporting guidance were developed in 2016, containing all the measures, indicators and actions required to ensure anti-trust and competition compliance.

Controls

-     Policy and guidance published

-     Lawyer network launched across Pearson

-     Ongoing training and awareness initiatives.

2017 plans: Employee training will continue throughout
2017 and risk assessments are ongoing to monitor compliance with anti-trust and competition legislation.

LEGAL NOTICE

"Except for the historical information contained herein, the matters discussed in this document include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in this document. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 March 2017
By: /s/ NATALIE DALE

------------------------------------
Natalie Dale
Deputy Company Secretary